SKF's Acquisition of SNFA Finalized

STOCKHOLM, Sweden--(BUSINESS WIRE)--July 4, 2006--SKF (STO:SKFB) (STO:SKFA) (NASDAQ:SKFR) has now acquired SNFA SAS, a leading manufacturer of bearings for aerospace and machine tool applications with head office in Paris, after approvals from the European Commission and the French Ministry of Economy.

SNFA's sales 2005 amounted to Euros 82 millions and the operating margin was 19%. The sales the first six months 2006 has increased with 10 % compared to the same period last year. The number of employees is 720. SKF pays approximately Euros 138.5 million on a cash and debt free basis for 100 % of the shares of SNFA SAS.

SNFA has one manufacturing plant for aerospace bearings located at Valenciennes, outside Paris, employing 430 persons and two plants for manufacturing of high precision bearings located at Turin in Italy and Charfield in the UK. The high precision business employs 290 persons.

Slightly more than half of SNFA's business is attributable to aerospace applications.

"I am very pleased that we have now finalised this acquisition and firmly believe that this is very good news for both our customers and for us", says Tom Johnstone, President and CEO of SKF. "Our focus now will be on combining the strengths of SNFA and SKF so we can develop this business in close cooperation with our aerospace and machine tool customers."

"SNFA is known for its innovative products, strong application engineering, high quality and very competent workforce, which will fit very well within SKF", Mr Johnstone continues to say. "For the aerospace business SNFA has a product range that is complementary to the existing offerings enabling us to offer more complete solutions to this customer group. In the machine tool business SKF will now have a more comprehensive assortment of high precision angular contact ball bearings and high precision cylindrical roller bearings for this very demanding market."

Geographically, SNFA has been focused on the European market and will now gain access to the world markets through SKF's global network.

SNFA will be part of the SKF Aerospace and High Precision Bearings business unit within the Industrial Division and will be included in the Group's reporting during the third quarter.

Goteborg, July 4, 2006
Aktiebolaget SKF
(publ.)

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